Annual General Meeting of Pixie Dust Technologies Inc.

Date: July 31, 2024

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

Agenda:

	For	Against
No. 1 Election of Five Directors		
1.1. Mr. Yoichi Ochiai	☐	☐
1.2. Mr. Taiichiro Murakami	☐	☐
1.3. Mr. Takayuki Hoshi	☐	☐
1.4. Mr. Yusuke Murata	☐	☐
1.5. Ms. Masayo Takahashi	☐	☐
No. 2 Issue and allocation of the 9th series of stock acquisition rights without compensation	☐	☐

Please be advised that ADR holders can not attend the Annual General Meeting even if other documents including voting instruction card indicate otherwise.

Authorized Signatures - This section must be completed for your instructions to be executed.

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Please Sign Here

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Please Date Above

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Please Sign Here

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Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Annual General Meeting of Pixie Dust Technologies Inc. to be held July 31, 2024 For Holders as of April 30, 2024

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. EST on July 24, 2024.

PROXY TABULATOR FOR
PIXIE DUST TECHNOLOGIES INC.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

Pixie Dust Technologies Inc.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. EST on July 24,2024)

The undersigned registered holder of American Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, insofar as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of Pixie Dust Technologies Inc. registered in the name of the undersigned on the books of the Depositary as of the close of business on April 30, 2024 at the Annual General Meeting of Shareholders of Pixie Dust Technologies Inc. to be held on July 31, 2024 in Japan.

NOTE:

1. **Please direct the Depositary how it is to vote by placing an X in the appropriate box opposite the resolution.**
2. **It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then the Depositary will not vote such items.**
3. **It is understood that, if this form is not signed, or not returned, the Depositary will not vote such items.**

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR
PIXIE DUST TECHNOLOGIES INC.
P.O. Box 8016
CARY, NC 27512-9903